

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

Via E-mail
Mr. Bo Kruse
Executive Vice President and Chief Financial Officer
Y-mAbs Therapeutics, Inc.
230 Park Avenue, Suite 3350
New York, New York 10169

Re: Y-mAbs Therapeutics, Inc.
Form 8-K
Exhibit No. 10.1 Sublicense Agreement
Filed December 19, 2019
File No. 001-38650

Dear Mr. Kruse:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance